Exhibit 11 Computation of Per Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended March 31,

(In thousands, except per-share amounts)	2002	2001

Net earnings (loss)	$(13,102)	$3,508
Less preferred dividends	(60)	(60)

Net earnings available to common shareholders	$(13,162)	$3,448

Basic earnings (loss) per share:

Weighted-average common shares outstanding	33,400	33,225

Per share amount	$(.39)	$.10

Diluted earnings (loss) per share:

Weighted-average common share outstanding	33,400	33,225
Dilutive effect of stock options and restricted shares based on
treasury stock method (a)	—	198

Total	33,400	33,423

Per share amount	$(.39)	$.10

Note:	This computation is required by Regulation S-K, Item 601, and is filed as an exhibit under Item 6 of Form 10-Q.
(a)	In 2002, potentially dilutive stock options and restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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